JOYY INC.

30 Pasir Panjang Road #15-31A Mapletree Business City

Singapore 117440

August 28, 2023

VIA EDGAR

Mr. Andrew Mew

Mr. Tyler Howes

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	JOYY Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-35729

Dear Mr. Mew and Mr. Howes:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

1.	We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) of Item 16I, the Company respectfully supplements that it relied on Schedule 13Ds, Schedule 13Gs and the respective amendments thereto filed by the Company’s major shareholders. The Company believes that such reliance is reasonable and sufficient because its major shareholders are legally obligated to file beneficial ownership information, including their beneficial ownership structure and ultimate controller, with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Ds, Schedule 13Gs and the respective amendments thereto filed by the Company’s major shareholders, other than Mr. David Xueling Li, Top Brands Holdings Limited and T. ROWE PRICE ASSOCIATES, INC., no shareholder beneficially owned 5% or more of the Company’s total outstanding common shares as of March 31, 2023. Additionally, the public filings of these major shareholders, the findings of which were summarized in the Form 6-K furnished with the Commission on April 27, 2023, revealed that none of Mr. David Xueling Li, Top Brands Holdings Limited or T. ROWE PRICE ASSOCIATES, INC. was owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 28, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its outstanding common shares included: (i) Citi (Nominees) Limited, (ii) holding entities of Mr. David Xueling Li, including YY One Limited and New Wales Holdings Limited, (iii) Top Brand Holdings Limited, (iv) certain institutional and individual investors, and (v) certain holders of share incentive awards granted pursuant to the Company’s share incentive plans.

•	Citi (Nominees) Limited is controlled by Citibank, N.A., the depositary of the Company’s American depositary share (“ADS”) program who acts as the attorney-in-fact for the ADS holders. The Company respectfully submits that it would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedules 13Gs and the respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s common shares to identify the major holders and their beneficial ownership background. Based on such public filings, the Company is not aware that any ADS holder who owns 5% or more of the Company’s shares is a governmental entity in the Cayman Islands.

•	YY One Limited and New Wales Holdings Limited are record holders of the Company’s common shares. The Company relied on the Schedule 13Ds and the amendments thereto filed by Mr. David Xueling Li, YYME Limited and YY One Limited as well as the Company’s knowledge of the holding structure of these entities to identify the ownership interest of governmental entities in the Cayman Islands in these entities and in the Company, if any. Based on the aforementioned resources, YY One Limited and New Wales Holdings Limited are British Virgin Islands companies wholly owned by YYME Limited, and Mr. David Xueling Li, the Company’s Chairman and Chief Executive Officer, is the sole owner and director of YYME Limited. Therefore, to the Company’s knowledge, it is not aware that any governmental entity in the Cayman Islands owns any share of the Company through Mr. David Xueling Li and his holding entities (i.e., YY One Limited and New Wales Holdings Limited).

•	Top Brand Holdings Limited is a record holder of the Company’s common shares. The Company relied on the Schedule 13Ds and the amendments thereto filed by Top Brand Holdings Limited, Mr. Jun Lei and other joint filers as well as the Company’s knowledge of the holding structure of Top Brand Holdings Limited to identify the ownership interest of governmental entities in the Cayman Islands in Top Brand Holdings Limited and in the Company, if any. Based on the aforementioned resources, Top Brand Holdings Limited is a British Virgin Islands company wholly owned and controlled by Mr. Jun Lei. Therefore, to the Company’s knowledge, it is not aware that any governmental entity in the Cayman Islands owns any share of the Company through Top Brand Holdings Limited.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 28, 2023

•	All institutional and individual investors who are record holders of the Company’s common shares were involved in the Company’s equity financing, mergers & acquisitions and related activities. Based on the examination of publicly available information, such as the websites of those institutional and individual investors, and other background information known to the Company of those investors, the Company is not aware that any governmental entity in the Cayman Islands owns any share of the Company through those investors.

•	The other record holders of the Company’s common shares were holding entities and an employee of the Company in connection with the Company’s share incentive award arrangement. The underlying grantees of the share incentive awards held by those record holders are all employees of the Company. Based on the examination of information obtained from the employment onboarding process and other background information known to the Company of those grantees and record holders, the Company is not aware that any governmental entity in the Cayman Islands owns any share of the Company through those record holders.

Therefore, to the Company’s knowledge, it is not aware that any governmental entity in the Cayman Islands owns any share of JOYY Inc.

In connection with the required disclosure under paragraph (b)(3) of Item 16I, the Company’s analysis set forth above establishes that, to the Company’s knowledge, it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In terms of the Company’s consolidated foreign operating entities, the Company respectfully submits that, except for certain non-wholly owned subsidiaries of the Company and the Company’s VIEs and their subsidiaries, the Company holds 100% equity interests in other consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F. Therefore, the Company is not aware of any governmental entity in mainland China has a controlling financial interest in the wholly-owned consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F.

Among the consolidated foreign operating subsidiaries disclosed in Exhibit 8.1 of the 2022 Form 20-F, the majority of equity interests of the non-wholly owned subsidiaries of the Company are held by the Company, while the minority of equity interests of the non-wholly owned subsidiaries are held by outside investors, holding entities and individual holders of share incentive awards, and/or certain outside individuals. Based on the examination of publicly available information, such as the outside investors’ websites, and other background information known to the Company of those minority holders, the Company is not aware that any governmental entity in mainland China has a controlling financial interest in the non-wholly owned subsidiaries of the Company disclosed in Exhibit 8.1 of the 2022 Form 20-F.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 28, 2023

As disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs and their subsidiaries. The Company has the power to direct the activities that are significant to the VIEs’ economic performance and also the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Each of the Company’s operating variable interest entities is either held by a group of natural persons or a limited liability company in mainland China. The limited liability company in mainland China is in turn directly or indirectly owned by two limited partnerships in mainland China, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a limited liability company in mainland China, as general partner (which is formed by a number of selected individuals of the Company and its management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Therefore, the governmental entities in mainland China do not have a controlling financial interest in the VIEs disclosed in Exhibit 8.1 of the 2022 Form 20-F.

In terms of the subsidiaries of VIEs disclosed in Exhibit 8.1 of the 2022 Form 20-F, only one subsidiary of the VIEs is not wholly owned by the VIEs. The majority of equity interests of such non-wholly owned subsidiary of the VIEs are held by a VIE, while the minority of equity interests of such non-wholly owned subsidiary of the VIEs are held by an outside individual. Based on the examination of publicly available information and other background information known to the Company of this individual, the Company is not aware that any governmental entity in mainland China has a controlling financial interest in the subsidiaries of the VIEs disclosed in Exhibit 8.1 of the 2022 Form 20-F.

Based on the foregoing, the Company is not aware that any governmental entity of mainland China has a controlling financial interest in JOYY Inc. or any consolidated foreign operating entity disclosed in Exhibit 8.1 of the 2022 Form 20-F.

The Company believes it is reasonable and sufficient to rely on the foregoing analysis, and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures, the Company asked all of its directors to complete a questionnaire, which contained a question as to whether the respondent is an official of the Chinese Communist Party. Each director confirmed that he is not an official of the Chinese Communist Party in their respective questionnaires. Based on the confirmation provided by its directors, the Company believes that none of the members of the board of directors of JOYY Inc. is an official of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 28, 2023

The Company further respectfully submits that directors of the Company’s consolidated foreign operating entities are (i) directors of the Company, (ii) employees of the Company, and/or (iii) directors designated by outside investors. In terms of the employees of the Company who also serve as the directors of the Company’s consolidated foreign operating entities, the Company obtained their background information, including but not limited to political party memberships or affiliations, as part of the employment onboarding process to build up their employment profiles, from which the Company confirms that none of them is an official of the Chinese Communist Party. In terms of the directors designated by outside investors to the Company’s consolidated foreign operating entities, the Company relied on an examination of publicly available information regarding these individuals and background information provided by them as part of the Company’s onboarding process, from which the Company confirms that none of them is an official of the Chinese Communist Party.

Based on the foregoing, each of the directors of the Company and its consolidated foreign operating entities is obligated to confirm with the Company as to whether he or she is an official of the Chinese Communist Party. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its disclosure that none of them is an official of the Chinese Communist Party, and the Company respectfully submits that it did not rely upon any legal opinions or any other third-party certifications such as affidavits as the basis of its disclosure.

3.	We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for “JOYY Inc.” or “JOYY Inc., its subsidiaries or the variable interest entities.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F are incorporated include Singapore, Delaware, the United Kingdom, Cayman Islands, British Virgin Islands, mainland China and Hong Kong. Except for certain non-wholly owned subsidiaries and the Company’s VIEs and their subsidiaries, the Company holds 100% equity interests in other consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 28, 2023

Among the consolidated foreign operating subsidiaries of the Company disclosed in Exhibit 8.1 of the 2022 Form 20-F, the majority of equity interests of the non-wholly owned subsidiaries of the Company are held by the Company, while the minority of equity interests of the non-wholly owned subsidiaries are held by outside investors, holding entities and individual holders of share incentive awards, and/or certain outside individuals. Based on the examination of publicly available information, such as the outside investors’ websites, and other background information known to the Company of those minority holders, the Company is not aware that any governmental entity in the jurisdictions where the non-wholly owned subsidiaries are incorporated owns any share of the non-wholly owned subsidiaries. Therefore, to the Company’s knowledge, no governmental entities in Singapore, Delaware, the United Kingdom, Cayman Islands, British Virgin Islands, mainland China or Hong Kong owns any share of the Company’s consolidated foreign operating subsidiaries disclosed in Exhibit 8.1 of the 2022 Form 20-F.

In terms of the consolidated operating VIEs and their subsidiaries, based on the analysis set forth in the Company’s response to the Staff’s Comment #1, the Company is not aware that any governmental entity in mainland China owns any share of the consolidated operating VIEs or their subsidiaries disclosed in Exhibit 8.1 of the 2022 Form 20-F.

Based on the foregoing, to the Company’s knowledge, no governmental entity in Singapore, Delaware, the United Kingdom, Cayman Islands, British Virgin Islands, mainland China or Hong Kong owns any share of the Company’s consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F.

•	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis set forth in the Company’s response to the Staff’s Comment #1, the governmental entities in mainland China do not have a controlling financial interest in the Company or its consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F.

*            *            *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 65 6351-9330 or lxl@joyy.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5586 or yilin.xu@skadden.com.

Sincerely yours,

JOYY Inc.

By:	/s/ David Xueling Li
Name:	David Xueling Li
Title:	Chairman and Chief Executive Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Kevan Goh, Partner, PricewaterhouseCoopers LLP